Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-216491

February 3, 2020

$2,200,000,000

$500,000,000 2.125% Notes due 2027

$1,000,000,000 2.250% Notes due 2030

$700,000,000 3.000% Notes due 2050

FINAL TERM SHEET

February 3, 2020

Issuer:	Prologis, L.P.

Expected Ratings:*	A3 Stable (Moody’s) / A- Stable (S&P)

Use of Proceeds:

The Issuer intends to use the net proceeds to fund the redemption of certain notes (the “LPT notes”) issued by Liberty Property Limited Partnership to be acquired under the previously announced Liberty Merger (as defined in the prospectus supplement relating to the notes), which is expected to close in February 2020. The Issuer expects to call the LPT notes for redemption after the Liberty Merger closes. Any remaining net proceeds from this offering will be used for general corporate purposes. In the short term, the Issuer may also use the net proceeds to repay borrowings under its global line of credit and multi-currency senior term loan.

If the Liberty Merger is not consummated, net proceeds from the 2030 notes will be used for general corporate purposes. In the short term, the Issuer may also use such proceeds to repay borrowings under its global line of credit and multi-currency senior term loan.

Trade Date:	February 3, 2020

Settlement Date:	February 18, 2020 (T+10)

Special Mandatory Redemption:

In the event that the Issuer does not consummate the Liberty Merger on or prior to August 1, 2020 or the merger agreement in connection with the merger is terminated at any time prior thereto, the Issuer will be required to redeem all of the outstanding 2027 notes and 2050 notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest, if any, to, but excluding, the special mandatory redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. PNC Capital Markets LLC

Co-Managers:

BBVA Securities Inc.
Credit Agricole Securities (USA) Inc.
Regions Securities LLC
SunTrust Robinson Humphrey, Inc.
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
NatWest Markets Securities Inc.
Samuel A. Ramirez & Company, Inc.
Standard Chartered Bank

	2.125% Notes due 2027	2.250% Notes due 2030	3.000% Notes due 2050

Size:	$500,000,000	$1,000,000,000	$700,000,000

Maturity Date:	April 15, 2027	April 15, 2030	April 15, 2050

Coupon:	2.125% per annum, payable semi-annually	2.250% per annum, payable semi-annually	3.000% per annum, payable semi-annually

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2020	April 15 and October 15, commencing October 15, 2020	April 15 and October 15, commencing October 15, 2020

Price to Public:	99.833% of the principal amount	99.331% of the principal amount	98.936% of the principal amount

Underwriting Discount:	0.400%	0.450%	0.875%

Net Proceeds, Before Expenses, to Issuer:	$497,165,000	$988,810,000	$686,427,000

Spread to Benchmark Treasury:	+ 70 basis points	+ 80 basis points	+ 105 basis points

Benchmark Treasury:	1.500% due January 31, 2027	1.750% due November 15, 2029	2.250% due August 15, 2049

Benchmark Treasury Spot / Yield:	100-10+ / 1.450%	102-01+ / 1.524%	105-15 / 2.004%

Reoffer Yield:	2.150%	2.324%	3.054%

Optional Redemption:	Prior to February 15, 2027 (two months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after February 15, 2027, at par.	Prior to January 15, 2030 (three months prior to their maturity), based on the Treasury Rate plus 15 basis points, or on or after January 15, 2030, at par.	Prior to October 15, 2049 (six months prior to their maturity), based on the Treasury Rate plus 20 basis points, or on or after October 15, 2049, at par.

CUSIP/ISIN:	74340X BN0 / US74340XBN03	74340X BM2 / US74340XBM20	74340X BP5 / US74340XBP50

* Note:  A credit rating is not a recommendation to buy, sell or hold any securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting:  J.P. Morgan Securities LLC collect at (212) 834-4533 (collect), SMBC Nikko Securities America, Inc. toll free at 1 (888) 868-6856 or Wells Fargo Securities, LLC toll free at 1 (800) 645-3751.